EXHIBIT 99.1

Press Release Dated January 31, 2012, Suncor Energy Reports 2011 Fourth Quarter Results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2011 fourth quarter results
Strong fourth quarter caps record year for Suncor

All financial figures are unaudited and in Canadian dollars (Cdn$) unless noted otherwise. All financial information, unless otherwise noted, has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS). Prior to 2011, the company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011. Comparative figures presented in this press release pertaining to Suncor’s 2010 results have been restated to be in accordance with IFRS. The impacts of the transition to IFRS on the company’s previously reported financial statements for the three and twelve months ended December 31, 2010 are presented in the notes to the unaudited interim Consolidated Financial Statements contained in Suncor’s fourth quarter 2011 report to shareholders dated January 31, 2012 (the Q4 Report).  Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Certain financial measures in this news release — namely operating earnings, cash flow from operations, cash operating costs for Oil Sands and return on capital employed (ROCE) — are not prescribed by GAAP. Operating earnings is defined and reconciled to GAAP net earnings in the Non-GAAP Financial Measures Advisory section of the Q4 Report. Oil Sands cash operating costs is defined and reconciled in the Segmented Results and Analysis — Oil Sands section of the Q4 Report. Cash flow from operations and ROCE are reconciled in the Non-GAAP Financial Measures Advisory section of the Q4 Report. See generally the Non-GAAP Financial Measures Advisory section of the Q4 Report for further information on these Non-GAAP financial measures. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Calgary, Alberta (Jan. 31, 2012) — Suncor Energy Inc. recorded fourth quarter 2011 net earnings of $1.427 billion ($0.91 per common share), compared to net earnings of $1.286 billion ($0.82 per common share) for the fourth quarter of 2010. Operating earnings, which adjusts net earnings for significant items that are not indicative of operating performance, increased to $1.427 billion ($0.91 per common share) in the fourth quarter of 2011 from $808 million ($0.52 per common share) in the fourth quarter of 2010.

The increase in operating earnings was due primarily to higher average upstream price realizations. As a result, return on capital employed (ROCE) for the twelve months ended December 31, 2011 reached 13.8%, the highest level since the merger with Petro-Canada.

Cash flow from operations was $2.650 billion ($1.69 per common share) in the fourth quarter of 2011, compared to $2.132 billion ($1.36 per common share) in the fourth quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Production volumes from Suncor’s Oil Sands business (excluding the company’s proportionate production share from the Syncrude joint venture) averaged 326,500 barrels per day (bbls/d) in the fourth quarter of 2011, a slight increase compared with fourth quarter 2010 production of

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325,900 bbls/d. Production in the fourth quarter of 2011 consisted of a greater percentage of sweet synthetic crude due to strong upgrading reliability.

Suncor’s total upstream production during the fourth quarter of 2011 averaged 576,500 barrels of oil equivalent per day (boe/d), compared to 625,600 boe/d during the fourth quarter of 2010. The decrease in production volumes reflected the divestiture of non-core assets throughout 2010 and 2011, lower output from Libya during the restart of production following the lifting of sanctions and operational outages at Syncrude.

“Our ongoing focus on operational excellence in 2011 led to impressive gains in reliability company-wide and record levels of oil sands production,” said Rick George, chief executive officer. “Following our largest ever turnaround at our second upgrader, we had our two highest quarters on record for oil sands production, capped by a single month record of 345,000 barrels per day in December.”

Bitumen production from the company’s in situ operations averaged 101,400 bbls/d in the fourth quarter of 2011, compared to 85,800 bbls/d in the fourth quarter of 2010, and increased mainly due to the ramp up of production from the first well pad for the Firebag Stage 3 expansion and recently completed infill wells on existing Firebag well pads. Bitumen production from Suncor’s in situ operations exited the year at 111,000 bbls/d. At the company’s mining operations, the mining of ore from the North Steepbank Extension started in late December.

Cash operating costs for Oil Sands (excluding Syncrude) were $39.60 per barrel in the fourth quarter of 2011, compared to $36.70 per barrel during the fourth quarter of 2010. The increase was primarily a reflection of higher total in situ cash operating costs as new assets ramp up production from the Firebag Stage 3 expansion.

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 30,300 bbls/d of production during the fourth quarter of 2011, compared to 37,900 bbls/d in the same quarter of 2010. Syncrude operated at lower rates for much of the quarter due to maintenance on a hydrogen plant and operating issues with a coker unit.

The Exploration and Production business contributed 219,700 boe/d of production in the fourth quarter of 2011, compared to 261,800 boe/d in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which had contributed incremental production of approximately 26,000 boe/d in the fourth quarter of 2010, and lower output from Libya during the restart of production following the lifting of sanctions.

In Suncor’s downstream Refining and Marketing business, total refined product sales averaged 81,600 cubic metres per day (m3/d) during the fourth quarter of 2011, compared to 89,200 m3/d in the fourth quarter of 2010. The decrease in sales volumes primarily reflected lower throughput at the Edmonton refinery associated with a third-party hydrogen supply outage and lower demand for heating oil in Eastern Canada due to warmer weather.

Suncor recorded net earnings of $4.304 billion ($2.74 per common share) for the year ended December 31, 2011, compared to $3.829 billion ($2.45 per common share) for the year ended December 31, 2010. Operating earnings increased to $5.674 billion ($3.61 per common share) in 2011 from $2.634 billion ($1.69 per common share) in 2010. Cash flow from operations increased to $9.746 billion ($6.20 per common share) in 2011 from $6.656 billion ($4.25 per common share) in 2010.

“Suncor’s integrated business model demonstrated its full value in 2011, maximizing the margins realized on our barrels of oil amid significant economic instability and volatility in commodity markets around the world,” said Steve Williams, president and chief operating officer. “Through it all, Suncor’s annual operating earnings more than doubled compared to 2010, and our annual cash flow from operations was also the highest ever, which bodes very well for the company’s financial performance going forward.”

Fourth Quarter Highlights

Suncor recorded another strong quarter of operating earnings and cash flow from operations:

•                  Consolidated net earnings for the fourth quarter of 2011 were $1.427 billion, compared to $1.286 billion for the fourth quarter of 2010.

•                  Operating earnings for the fourth quarter of 2011 were $1.427 billion, compared to $808 million for the fourth quarter of 2010.

•                  Cash flow from operations was $2.650 billion in the fourth quarter of 2011, compared to $2.132 billion in the fourth quarter of 2010.

•                  ROCE (excluding major projects in progress) was 13.8% for the twelve months ended December 31, 2011, compared to 11.4% for the twelve months ended December 31, 2010.

•                  Net debt at December 31, 2011 was $7.0 billion and has decreased from $11.3 billion at December 31, 2010.

In early December, Rick George, Suncor’s chief executive officer, announced his plan to retire after more than 20 years at the helm. Steve Williams, Suncor’s chief operating officer, was appointed as president and a member of the company’s Board of Directors, and will assume the role of CEO upon Mr. George’s retirement in May 2012.

Oil Sands production (excluding Syncrude) for December 2011 averaged a record 345,000 bbls/d and sweet product represented 46% of sales for the fourth quarter of 2011, the company’s highest average quarterly percentage in two years. Bitumen output from in situ assets averaged 101,400 bbls/d for the quarter, reflecting new production from the first well pad for the Stage 3 expansion and new infill wells at Firebag. Exiting 2011, bitumen production from Suncor’s in situ assets was 111,000 bbls/d, an increase of approximately 30% compared to average production from the fourth quarter of 2010.

The company started mining ore from the North Steepbank Extension (NSE) in late December. The Millennium Naphtha Unit (MNU) hydrogen plant started producing hydrogen and is expected to attain full design rates in the first quarter of 2012.

Production from the company’s joint venture operations in Libya was successfully restarted in three of five fields, and Suncor has started receiving payment for sales of crude oil. Suncor is optimistic about a return to business in the country.

Amid continuing unrest in Syria, further sanctions were introduced that resulted in Suncor declaring force majeure under its contractual obligations and suspending its operations in the country. Consequently, the company has ceased recording all production and revenue from its Syrian assets. The company continues to comply with all relevant sanctions.

Due to improvements in reliability and operations, effective January 1, 2012, Suncor upwardly revised the nameplate capacities of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d.

Suncor has completed its share repurchase program, repurchasing 17.1 million shares and returning $500 million to shareholders since the program was initiated in September 2011. Even with the large cash outflow associated with the share repurchase program, Suncor’s cash balances increased to $3.8 billion during the fourth quarter of 2011.

Capital Investment Update

Oil Sands capital and exploration expenditures were $1.270 billion in the fourth quarter of 2011. Growth spending in the most recent quarter was focused primarily on the following projects:

•                  Capital expenditures for Firebag Stage 3 were $70 million in the fourth quarter of 2011, bringing total project expenditures to $4.370 billion, with the company’s estimate for the total cost to complete this project being $4.4 billion. The company has started injecting steam into the second and third well pads, and initial bitumen production from these wells is anticipated in the first half of 2012. The ramp up of production from Stage 3 is continuing, and the company expects to reach peak production levels during the second half of 2013. The company also expects to complete and commission the cogeneration facilities for Stage 3 in the first quarter of 2012.

•                  Capital expenditures for Firebag Stage 4 were $172 million in the fourth quarter of 2011, bringing total project expenditures to $1.2 billion. The company’s total cost estimate for this project is $2.0 billion (+10%/-10%). Construction continued in the fourth quarter of 2011 on infrastructure, central plant and cogeneration facilities, and the two well pads. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013.

•                  For the MNU project, the hydrogen plant started producing hydrogen and is expected to attain full design rates in the first quarter of 2012. The naphtha hydrotreater unit is expected to be started during the second quarter of 2012. This additional hydrotreating capacity is expected to provide greater operational flexibility for secondary upgrading in the near term, while supporting incremental growth in secondary upgrading output in the long term.

•                  Suncor started mining ore from the NSE late in 2011, and operations are expected to ramp up over the next twelve months. The NSE project develops a new mining resource, and is expected to improve the productivity of overall mining operations and decrease operating costs by alleviating congestion in the Millennium mine and reducing average haul distances.

Other Oil Sands capital expenditures focused on the restart of our Fort Hills and Voyageur upgrader projects, TROTM infrastructure construction and tailings drying facilities, work refurbishing a coker that began in the third quarter, infill wells at Firebag, and the new wells at MacKay River.

Exploration and Production spent $263 million on capital and exploration expenditures in the fourth quarter of 2011, primarily on the Golden Eagle, Hibernia Southern Extension Unit and Hebron developments, sidetrack wells for the Butch prospect in the Norway portion of the North Sea, H2S remediation activities at Terra Nova, and North America Onshore drilling activity in the Wilson Creek area of the Cardium oil formation and in the Kobes area of the Montney Shale.

Refining and Marketing spent $221 million on capital expenditures in the fourth quarter of 2011. Expenditures focused on a variety of projects, including one to reduce benzene content in gasoline production at the Commerce City refinery. In addition, the company completed construction of the 88-MW Wintering Hills wind project, which was fully operational by the end of November.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions. Forward-looking statements in this news release include references to the following;

•                  Hydrogen production from the MNU is expected to attain full design rates in the first quarter of 2012;

•                  The company’s estimates of $4.4 billion for the total cost of Firebag Stage 3 and $2.0 billion (+10%/-10%) for Firebag Stage 4;

•                  Bitumen production from the second and third well pads at the Firebag Stage 3 expansion is anticipated in the first half of 2012;

•      Production from the Stage 3 expansion is expected to achieve peak production levels during the second half of 2013;

•      Production from the Firebag Stage 4 expansion is expected late in the first quarter of 2013;

•                  The company’s expectation that it will complete and commission cogeneration facilities for Firebag Stage 3 in the first quarter of 2012;

•                  The naphtha hydrotreater unit of the MNU project is expected to be started during the second quarter of 2012. The additional hydrotreating capacity is expected to provide greater operational flexibility for secondary upgrading in the near term, while supporting incremental growth in secondary upgrading output in the long term; and

•                  Suncor’s expectations that its operations at the NSE will ramp up over the next twelve months, and that the NSE will improve productivity of overall mining operations by alleviating congestion and reducing average haul distances

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

The Q4 Report and Suncor’s Annual Information Form/Form 40-Fdated March 3, 2011, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

A full copy of Suncor’s fourth quarter 2011 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s fourth quarter results, visit www.suncor.com/webcasts.

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